FT Global Capital, Inc.

5 Concourse Parkway, Suite 3000

Atlanta, GA, 30328

The Benchmark Company, LLC

150 East 58th Street, 17th Floor

New York, NY 10155

VIA EDGAR

March 18, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE, Washington, D.C. 20549

Attn:	Ms. Jan Woo
Mr. Jeff Kauten
Mr. Larry Spirgel

Re:	WiMi Hologram Cloud Inc.
Registration Statement on Form F-1 filed on March 18, 2021
CIK No. 0001770088

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. Eastern Time, on March 22, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the Preliminary Prospectus, dated March 18, 2021, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

FT Global Capital, Inc.

By: /s/ Patrick J. Ko
Authorized Representative

The Benchmark Company, LLC

By: /s/ Michael Jacobs
Authorized Representative